Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Tel: (407) 591-3461 Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Contact: Stephani Shipman
Marketing Communications Manager
Mazor Robotics, Inc.
S.Shipman@MazorRobotics-US.com
(407) 591-3461

For Immediate Release

Mazor Robotics to launch and demo new Renaissance® brain module at American
Association of Neurological Surgeons (AANS) annual meeting in San Francisco

ORLANDO, Fla., April 2, 2014 – On April 7, 2014, Mazor Robotics (TASE: MZOR; NASDAQ GM: MZOR) will debut and officially launch the new Renaissance Guidance System brain module at the American Association of Neurological Surgeons (AANS) annual meeting. The Renaissance system is FDA-cleared for both spine and brain surgery.

The Renaissance brain module utilizes a small, frameless platform with only three points of fixation to provide highly accurate access to the areas of the brain where intervention is needed. This helps to minimize incisions and scarring while providing surgeons with a full 360 degree working volume to change trajectories with ease.

Dr. Bradley Wallace of Baptist Medical Center in Jacksonville, Fla. performed the first bilateral procedure with Renaissance in December of last year. “With the Renaissance system, we’ve preplanned those trajectories and it’s simply a matter of pushing a button and redirecting the guidance unit to the new trajectories,” said Dr. Wallace.  “There is also a patient comfort component: the patient is awake for a portion of the surgery, so not being fixed to the bed and being able to move a little bit is an advantage.”

“We are very happy to see the benefits that Renaissance Brain Surgery is bringing to neurosurgeons and their patients,” said Mazor Robotics CEO Ori Hadomi. “After years of development, we are excited to introduce our technology to the brain surgery market and continue our efforts in this new arena.”

Visit Mazor Robotics at booth #615 at AANS for a demonstration of the Renaissance brain module.

To date, Mazor Robotics Renaissance Guidance System has been used to place over 45,000 implants in thousands of spine procedures worldwide.

About Mazor Robotics
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of an innovative surgical guidance system for spine and brain surgery and complementary products that provide a safer environment for patients, surgeons, and operating room staff. Mazor Robotics Renaissance Guidance System enables surgeons to conduct procedures in a more accurate and secure manner. For more information, about the company and the Renaissance system, please visit www.MazorRobotics.com, the content of which is not part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the benefits of Renaissance Brain Surgery, our efforts in the brain surgery arena , and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor’s current expectations and projections about future events. There are important factors that could cause Mazor’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor’s filings with the Securities and Exchange Commission (SEC) including those discussed under the heading “Risk Factors” in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC. For more details, refer to Mazor’s SEC filings and the amendments thereto. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group
Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

John Carter/David Schemelia – Media
jcarter@evcgroup.com; dave@evcgroup.com
212.850.6021